Exhibit 99.1

HUYA Inc. Files 2025 Annual Report on Form 20-F

GUANGZHOU, China, April 27, 2026 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2026. The annual report on Form 20-F can be accessed on the SEC’s website at https://www.sec.gov and on the Company’s investor relations website at https://ir.huya.com.

The Company will provide a hard copy of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at HUYA Inc., Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, the People’s Republic of China.

About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

For more information, please visit https://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.
Investor Relations
Tel: +86-20-2290-7829
E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com